                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                   _________________________________________

                                  SCHEDULE 13D
                               (AMENDMENT NO. 1)

                   Under the Securities Exchange Act of 1934

                         Baldwin Piano & Organ Company
                               __________________
                                (Name of issuer)


                                  Common Stock
                          ___________________________
                         (Title of class of securities)

                                    058246109
                                  --------------

                                 (CUSIP number)

                             Kenneth W. Pavia, Sr.
                         Bolero Investment Group, L.P.
                            1101 E. Balboa Boulevard
                         Newport Beach, CA  92661-1313
                                 (714) 675-3850
                 ______________________________________________
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                    COPY TO:

                                 Scott R. Haber
                                Latham & Watkins
                       505 Montgomery Street, Suite 1900
                      San Francisco, California 94111-2562
                                 (415) 391-0600

                               September 13, 1996
               __________________________________________________
            (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [_]

     Check the following box if a fee is being paid with the statement:  [_]

                               Page 1 of 16 Pages
                          Exhibit Index is on Page 10

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
  CUSIP NO. 058246109                                     PAGE 2 OF 16 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.
           BOLERO INVESTMENT GROUP, L.P.
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2.                                                             (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3.

- ------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

           AF, WC
- ------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                            [_]
- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
           CALIFORNIA
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                      7.
     NUMBER OF                142,560 SHARES OF COMMON STOCK

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY       8.
                              -0- SHARES OF COMMON STOCK
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                      9.
    REPORTING                 142,560 SHARES OF COMMON STOCK

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.
                              -0- SHARES OF COMMON STOCK
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.
           142,560 SHARES OF COMMON STOCK

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12.                                                                 [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.
           4.2%
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14.
           PN
- ------------------------------------------------------------------------------

                                    SCHEDULE 13D
- -----------------------                                  ---------------------
  CUSIP NO. 058246109                                     PAGE 3 OF 16 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.
          KENNETH W. PAVIA, SR.
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2.                                                             (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3.


- -----------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

          AF, PF
- -----------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                            [_]
- -----------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
          UNITED STATES OF AMERICA
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7.
     NUMBER OF                 204,560 SHARES OF COMMON STOCK

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.
                               -0- SHARES OF COMMON STOCK
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.
    REPORTING                  204,560 SHARES OF COMMON STOCK

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10.
                               -0- SHARES OF COMMON STOCK
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.
          204,560 SHARES OF COMMON STOCK

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12.                                                                 [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.
          6.0%
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14.
          IN
- ------------------------------------------------------------------------------

                                    SCHEDULE 13D
- -----------------------                                  ---------------------
  CUSIP NO. 058246109                                      PAGE 4 OF 16 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.
          FHI, INC.
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2.                                                             (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3.


- -----------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

          WC
- -----------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                             [_]
- -----------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
          CALIFORNIA
- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7.
     NUMBER OF                 62,000 SHARES OF COMMON STOCK

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.
                               -0- SHARES OF COMMON STOCK
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.
    REPORTING                  62,000 SHARES OF COMMON STOCK

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10.
                               -0- SHARES OF COMMON STOCK
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.
          62,000 SHARES OF COMMON STOCK

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12.                                                                 [_]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13.
          1.8%
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14.
          CO
- ------------------------------------------------------------------------------

Item 1.   Security and Issuer.
          --------------------

          This Amendment No. 1 to Schedule 13D is being filed on behalf of the undersigned Reporting Persons to amend the Schedule 13D filed July 18, 1996 (the "Schedule 13D"), relating to shares of common stock, par value $.01 per share (the "Shares"), of Baldwin Piano & Organ Company, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 422 Wards Corner Road, Loveland, Ohio 45140-8390. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.


Item 3.   Source and Amount of Funds or Other Consideration.
          --------------------------------------------------

          As of the close of business on September 13, 1996, Bolero held 142,560 Shares, of which (i) 10,000 were contributed to Bolero by Mr. Pavia, (ii) 39,600 were contributed to Bolero by Balboa, (iii) 28,000 were contributed to Bolero by limited partners of Bolero (other than Balboa) and (iv) 64,960 were purchased by Bolero. Mr. Pavia purchased the Shares which he contributed to Bolero for an aggregate purchase price (excluding commissions) of $126,750, which amount was provided from his personal funds. Balboa purchased the Shares which it contributed to Bolero for an aggregate purchase price (excluding commissions) of $502,975, which amount was provided from borrowings under standard broker margin arrangements which have been repaid. It is anticipated that Balboa will be liquidated in the near future and the limited partner interests in Bolero which it holds will be distributed to its general partner, Mr. Pavia, and certain of its limited partners, including FHI. The Shares contributed to Bolero by limited partners (other than Balboa) had an aggregate market value, at the time they were contributed, of $404,875. Bolero purchased the Shares that it purchased for an aggregate purchase price (excluding commissions) of $973,468, which amount was provided from its working capital.

          As of the close of business on September 13, 1996, FHI held an aggregate of 62,000 Shares which it had purchased for an aggregate purchase price (excluding commissions) of $789,500, which amount was provided from FHI's working capital.

          None of the Shares is currently subject to any margin arrangements, although the Reporting Persons may from time to time enter into one or more of such arrangements in the future.


Item 4.   Purpose of Transaction.
          -----------------------

          Item 4 to the Schedule 13D is hereby amended, in pertinent part, as follows:

          On September 13, 1996, Mr. Pavia, on behalf of himself, delivered a letter to the Company, which letter is filed as Exhibit 3 and is incorporated by reference herein, requesting that the Board of Directors of the Company hire a nationally recognized investment banker to explore a possible sale, merger or business combination involving the Company as alternatives in enhancing the Company's value. In his letter, Mr. Pavia stated that in the event the Board rejects his request he was notifying the Company of his intention to present the following proposal (the "Proposal") at the Company's 1997 Annual Meeting of Shareholders, and requesting that the Proposal and the Supporting Statement set forth below be included in the Company's proxy solicitation materials for such meeting.

          Resolved that the shareholders of the company deem it desirable and in their best interest that the Board of Directors immediately engage the services of a nationally recognized investment banker to explore all other alternatives to enhance shareholder values including, a possible sale, merger or other business combinations involving the company.

          SUPPORTING STATEMENT: Proponent believes that the company is facing a variety of challenges and opportunities that management has not addressed. The company's tradenames - Baldwin, Wurlitzer and Chickering - have worldwide name recognition, and the company is a premier producer of mid-priced pianos and organs. As the sole piano maker in America, Baldwin faces mostly foreign competition in an era where there is a movement in this country to "buy American." The finance company of Baldwin has been in existence for a century, and provides growth opportunities as an independent entity and as a sales tool for the company. The digital piano division continues to expand while the church organ unit has increased its market share, and the circuit board division has demonstrated its potential for growth since its inception.

               Despite all of these and other intrinsic strengths and opportunities, proponent believes that the company's stock has underperformed, and that the current, laggard stock price does not reflect the company's true value. Proponent also believes that there is an unacceptably low level of investment community interest in the stock, which has resulted in a lack of liquidity for the shareholders. Proponent believes that management has not addressed many of the fundamental issues that face the company, and has failed to take advantage of the opportunities, which is due in part to the lack of depth of management.

               The Board of Directors should take immediate action to engage the services of an investment banker to explore all alternatives to enhance the value of the company, including a possible sale, merger or other business combination of the company as a way of maximizing shareholder value. Proponent believes that this action would be in accordance with the fiduciary obligations of the Board of Directors.

               The Board of Directors must understand that the shareholders' interests would now be best served by prompt, diligent, and good faith implementation of the above resolution. Retaining an investment banking firm to assist the Board and management in fulfilling their duties to enhance shareholder value would require little, if any, cost outlay by the company. This would be a positive means to enable the company to realize its potential, and a productive way to yield the kind of returns which we as shareholders deserve.

               Shareholders are urged to vote "FOR" the proposal.

          The Reporting Persons reserve the right to solicit proxies for the Proposal or for other proposals, if any, which they may decide to present at the meeting.


Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

          (a)-(b) As of the close of business on September 13, 1996, Bolero directly owned in the aggregate 142,560 Shares, which represent approximately 4.2% of the 3,422,196 Shares outstanding as of August 1, 1996, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996 (the "Outstanding Shares"). Bolero, acting through its sole general partner, Mr. Pavia, has the sole power to vote or direct the vote, and to dispose or to direct the disposition of, the Shares which it owns directly.

          As of the close of business on September 13, 1996, FHI directly owned in the aggregate 62,000 Shares, which represent approximately 1.8% of the Outstanding Shares. FHI has the sole power to vote or direct the vote, and to dispose or to direct the disposition of, the Shares which it owns directly.

          As of the close of business on September 13, 1996, Mr. Pavia did not hold any Shares directly. As the sole general partner of Bolero, Mr. Pavia may be deemed to beneficially own the Shares held by Bolero. As the sole executive officer and shareholder of FHI, Mr. Pavia may be deemed to beneficially own the Shares held by FHI.

          As of the close of business on September 13, 1996, Mrs. Pavia did not hold any Shares directly. Mrs. Pavia has no right to vote or dispose of any Shares held by Bolero or FHI, and therefore does not beneficially own any of such Shares.

          As of the close of business on September 13, 1996, Balboa did not hold any Shares directly. As a limited partner of Bolero, Balboa has no right to vote or dispose of any Shares held by Bolero, and therefore does not beneficially own any Shares.

          The Reporting Persons may be deemed to be acting as a group in relation to their respective investments in the Company.

          Except as set forth in this Item 5(a)-(b), each of the persons named in this Item 5(a)-(b) disclaims beneficial ownership of any Shares owned beneficially or of record by any other person named in this Item 5(a)-(b).

          (c) On July 19, 1996, Bolero acquired 3,000 of the Shares it presently owns through a capital contribution by a limited partner, which Shares had an aggregate market value of $46,125. In addition, within the past 60 days Bolero purchased 13,000 Shares through open market purchases in the following transactions, all of which were effected in the over-the-counter market:

          Date                    Number of Shares   Price per Share*
          ----                    ----------------   ----------------

          07/22/96                 2,000             $15.50
          07/25/96                 1,500             $15.25
          08/02/96                 3,000             $15.50
          08/19/96                 1,500             $15.00
          08/22/96                 2,000             $15.00
          09/04/96                 3,000             $15.25

*  Excluding commissions

Except as set forth herein, none of the Reporting Persons, Mrs. Pavia or Balboa has effected any transaction in the Shares during the past 60 days.

          (d)  Not applicable.

          (e)  Not applicable.


Item 7.   Material to be Filed as Exhibits.
          ---------------------------------

Exhibit 1 Joint Filing Agreement dated as of July 17, 1996, which was filed as
          Exhibit 1 to the Schedule 13D filed on July 18, 1996 by the Reporting Persons and is incorporated by reference herein.

Exhibit 2 Form of Press Release.

Exhibit 3 Letter from Mr. Pavia to the Company dated September 13, 1996.

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  September 13, 1996

                                    Bolero Investment Group, L.P.


                                    By: /s/ Kenneth W. Pavia, Sr.
                                        -----------------------------------
                                    Name:  Kenneth W. Pavia, Sr.
                                    Its:   General Partner



                                    /s/ Kenneth W. Pavia, Sr.
                                    ---------------------------------------
                                    Kenneth W. Pavia, Sr.



                                    FHI, Inc.


                                    By: /s/ Kenneth W. Pavia, Sr.
                                        ----------------------------------
                                    Name:  Kenneth W. Pavia, Sr.
                                    Its:   President

                                 EXHIBIT INDEX
                                 -------------


Exhibit 1 Joint Filing Agreement dated as of July 17, 1996, which was filed as
          Exhibit 1 to the Schedule 13D filed on July 18, 1996 by the Reporting Persons and is incorporated by reference herein.


Exhibit 2 Form of Press Release.

Exhibit 3 Letter from Mr. Pavia to the Company dated September 13, 1996.